March 12, 2009

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Stanley Furniture Company, Inc. (the “Company”)
        Form 10-K for Fiscal Year Ended December 31, 2008
        File No. 0-14938

Dear Mr. Cash:

We are providing the following responses to the Staff’s letter of comment dated March 9, 2009 with respect to our Form 10-K for the fiscal year ended December 31, 2008.  This response letter has been filed on EDGAR and a copy has been sent by facsimile.  For your convenience, the Staff’s comments are set forth below and are followed by our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7.  Management’s Discussion and Analysis, page 12

1.
Please revise future filings to provide a comprehensive discussion of your restructuring activities in MD&A and ensure that the total restructuring costs you disclose are consistent with or easily reconcilable to the disclosures in your financial statement footnotes.

In future filings, we will provide a comprehensive discussion of our restructuring activities in MD&A and ensure that the total restructuring costs are consistent with or easily reconcilable to the disclosures in our financial statement footnotes.

Results of Operations, page 12

2.
Please revise future filings to quantify the impact of the factors that you identify as impacting your results of operations, including the impact of changes in unit volume and average selling prices on net sales. In addition, please quantify the multiple factors that you identify as impacting gross profits, particularly offsetting factors. These enhanced disclosures will assist investors to see the business “through the eyes of management.” For additional guidance, please see Release 33-8350 found on our website at http://www.sec.gov/rules/interp/33-8350.htm.

We will provide the requested quantification, including the impact of changes in unit volume and average selling prices on net sales, in future filings.

3.
We note the declining sales trend during the periods presented. In future annual and quarterly filings, please address whether your declines in net sales are in line with industry declines or represent a change in market share.

In future filings, we will address whether our declines in net sales are in line with industry declines or represent a change in market share.

4.
We note your disclosure that the lower effective income tax rate in 2008 was due to permanent differences. Please revise future filings to disclose and discuss the permanent differences that impact your effective income tax rate and address your expectations regarding the continuing impact of such differences.

In future filings, we will disclose and discuss the permanent differences that impact our effective income tax rate and address our expectations regarding the continuing impact of such differences.

Financial Condition, Liquidity and Capital Resources, page 14

5.
Please expand your discussion of debt covenants in future annual and quarterly filings to quantify your actual compliance based on the amended note agreement for each applicable reporting period during 2009 and your required compliance in future periods. Also, please revise future filings to address the potential risks and consequences of non-compliance with your debt covenants. See Section IV.C of Release No. 33-8350.

We will expand our discussion of debt covenants in our report on Form 10-Q for the three months ending March 31, 2009 and future filings to provide the requested disclosure, including the potential risks and consequences of non-compliance.

Critical Accounting Policies, page 16

6.
Based on the impact that a goodwill impairment could have to your results of operations as well as the significant decline in your market capitalization, please expand your critical accounting policy discussion in future filings to quantify and discuss the significant estimates and assumptions underlying your goodwill impairment analysis and to provide a sensitivity analysis of the potential impact of changes in those assumptions.

We will expand our critical accounting policy discussion in future filings to quantify and discuss the significant estimates and assumptions underlying our goodwill impairment analysis and to provide a sensitivity analysis of the potential impact of changes in those assumptions.

7.
Please revise future filings to clarify what “other generally accepted valuation methodologies” you use to determine the fair value of your reporting unit, including a description of and the assumed benefits associated with a valuation prepared under each method, and why management selected each method as being meaningful in preparing the goodwill impairment analysis. If applicable, please disclose how you weight each fair value method, including how you determine the weight for each method. To the extent that the weight assigned each method is a subjective estimate, please include a sensitivity analysis to address the potential impact on fair value if you weight the methods differently.

We first considered the fair value of the Company based on the December 31, 2008 market capitalization.  After considering this information, we concluded that it was appropriate to determine the fair value of our reporting unit  using a discounted cash flow analysis.  Therefore, in future filings we will delete the reference to “other generally accepted valuation methodologies” and clarify how we considered the market capitalization before electing to utilize the discounted cash flow analysis.

Note 8. Restructuring and Related Charges, page F-16

8.	Please revise future filings to include all the disclosures required by paragraph 20 of SFAS 146 for each period restructuring charges that were either initiated or have not yet been completed.

In future filings, we will provide the disclosures required by paragraph 20 of SFAS 146 for each period restructuring charges were either initiated or were not yet completed.

9.	Please revise future filings to provide the disclosures required by paragraph 47 of SFAS 144 for the assets held for sale.

In future filings, we will provide the disclosures required by paragraph 47 of SFAS 144 for any remaining assets held for sale.

10.
Please explain to us how you valued the idled assets at December 31, 2008 and why you state in the overview section of MD&A that you expect additional write- downs pending the sale of the idled assets.

At December 31, 2008, we included approximately $1.4 million of idled assets in the caption “Prepaid expenses and other current assets” on our balance sheet.  The idled assets consisted of real estate and machinery and equipment.  The real estate value was based on an offer to purchase the property.  The machinery and equipment value was based on a contract to sell the assets.  The expected additional cost of less than $1 million, disclosed in the overview section of MD&A, is for additional restructuring costs to be incurred in 2009, not for additional write-downs of the idled assets.  These additional restructuring costs include ongoing utilities, insurance, taxes, building security and maintenance cost for the idled facility and certain equipment relocation cost to be incurred in 2009.  We will clarify this wording in future filings.

DEFINITIVE PROXY STATEMENT FILED ON MARCH 5.2009

Compensation Discussion and Analysis, page 10

11.	In future filings, please describe in greater detail how the compensation committee determined the size of the stock option grants for each of the named executive officers.

In future filings, we will describe in greater detail how the compensation committee determined the size of the stock option grants for each of the named executive officers.

***

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (276) 627-2157.

Sincerely,

                                /s/ Douglas I. Payne
Douglas I. Payne

Cc:           Bret Johnson
Anne McConnell
Sherry Haywood
Brigitte Lippman